DAVID JONES & ASSOC., P.C.

      Law Firm

395 Sawdust, # 2148 The Woodlands, TX 77380	F (281) 419-0564 P (281) 419-0584
djones@40actlaw.com sdrake@40actlaw.com

August 18, 2004

Mr. Larry Greene

VIA EDGAR CORRESPONDENCE FILING

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, DC  20549

Re:

Electric City Funds, Inc., File No.’s 333-84665 and 811-09523 Response to Commissions Comments Relating to Registrant’s Preliminary Proxy Statement on Form N-14A, Previously Filed on August 6, 2004

Dear Mr. Greene:

Registrant previously filed its Preliminary Proxy on Form N-14A for Commission review on or about August 6, 2004.  In response to comments received from the Commission relating to that filing, the following changes, additions, deletions and amendments have been incorporated into Registrant’s Definitive Proxy, which will be filed via EDGAR on August 18, 2004:

1.

The following dates have been amended pursuant to request.  The record date for shareholders eligible to vote at the Special Meeting has been changed from August 15, 2004 to August 16, 2004.  The date of the Proxy has been changed to August 18, 2004.  The date of the Special Meeting has been changed from September 3, 2004 to September 10, 2004;

2.

The final full paragraph of the Notice of Special Meeting has been changed to remove excessive capitalization, and instead the appropriate language has been highlighted via enlarged and bold font;

3.

In the Proxy Statement under the heading, “Requirement of a Quorum”, the third full paragraph, discussing plurality of votes, has been expanded to make clear that if a quorum is present, unless other persons are nominated at the Special Meeting, the three persons appearing on the proxy will be elected as directors, even if they only receive one vote each;

4.

In the same section as 3 above, the final sentence of the final paragraph, relating to broker non-votes, has been deleted as redundant;

5.

In the Proxy Statement under the heading, “Adjournments”, the following additional disclosure has been added to the end of the single paragraph- “Broker non-votes will be deemed to be present for purposes of approving an adjournment and will count as votes cast in favor of the adjournment.”;

6.

In the Proxy Statement under the heading, “Cost of the Shareholder Meeting and Proxy Solicitation”, the disclosure has been changed to state that the Advisor will be paying the costs, not the Registrant.  Additionally, in response to your question concerning the methods of solicitation, Registrant represent to you that it will be soliciting proxies only be mail, and therefor is not required to provide an estimate of the solicitation costs;

7.

In the first paragraph on Proposal # 1, disclosure has been added to make clear that each director nominee has consented to his name being included in the proxy;

8.

In the Section of the Proxy Statement under the heading, Proposal # 1, in the table describing each nominee, their ages have been substituted for their dates of birth;

9.

In the Section of the Proxy Statement under the heading, Proposal # 1, disclosure has been added following the table described in 8 above to provide required disclosure relating to Registrant’s principal independent accountants;

10.

11.

In the Section of the Proxy Statement under the heading, “Other Information”, and sub-heading “Underwriter”, disclosure has been added making clear that the Company distributes its shares in conformity with the requirements of Section 12 of the Investment Company Act of 1940 and Rule 12b-1 thereunder;

12.

In the Section of the Proxy Statement under the heading, “Other Information”, and sub-heading “Proposals of Shareholders”, disclosure has been added making clear that any matter to be raised at the Special Meeting by a shareholder and not otherwise described in the proxy statement must be communicated to Registrant at least seven days prior to the date of the Special Meeitng

Required "Tandy" Representation

Registrant understands that the Commission’s comments concerning its filing of its Preliminary Proxy Statement and this response thereto may be made available to the public.  In compliance with the Commission’s directives contained in Press Release # 2004-89 describing the Commission’s intent to make selected comment letters and responses thereto generally available to the public, Registrant represents to the Commission that it will not attempt to avail itself of the comment process as a defense in any securities related litigation against it.  Registrant’s representation as set forth herein is given solely in compliance with the Commission’s request and shall not be construed as confirming that there is or is not any inquiry or investigation or other matter involving the Registrant.

Please direct any questions or comments regarding the foregoing to me at (281)  419-0584.

Sincerely,

DAVID JONES & ASSOC., P.C.

/s/  David D. Jones, Esq.

Counsel to Registrant